September 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Global Security Risk

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attention:  Cecilia Blye, Office of Global Security Risk Chief

  Jennifer Hardy, Special Counsel

Re:	Novatel Wireless, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 15, 2016

File No. 0-31659

Dear Mses. Blye and Hardy:

Set forth below are the responses of Novatel Wireless, Inc. (the “Company”) to comments received by the Company from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s response.

General

1.	A May 2016 news article reports that you entered into a partnership with MTN Group to offer Ctrack telematics services to MTN’s Internet of Things customer base in Africa, and that MTN Group has operations in Sudan and Syria. Your Form 10-K discusses operations in Africa and the Middle East. Sudan, in Africa, and Syria, in the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided, directly or indirectly, to Sudan and Syria, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has no business operations in and has not provided, directly or indirectly, any products, components, technology or services to Sudan or Syria. The Company does not currently have, and has no future plans to have, any offices or other facilities, fixed assets or employees in Sudan or Syria. Furthermore, the Company has not, directly or indirectly, entered into any agreements or commercial arrangements or had any other contacts with the governments of Sudan or Syria or any entities under the control of such governments.

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U.S. Securities and Exchange Commission

September 22, 2016

With respect to the preceding response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact me by telephone at (858) 812-0677 or by e-mail at lbridges@nvtl.com.

Sincerely,

/s/ Lance Bridges
Senior Vice President, General Counsel and Secretary